

August 10, 2011

Via E-mail
Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

Re: **BEFUT International Co., Ltd.**
Form 10-K for the fiscal year ended June 30, 2010 Filed September 28, 2010
Form 10-K for the fiscal year ended June 30, 2009 Filed October 9, 2009
Form 10-Q for the period ended September 30, 2010
Filed November 15, 2010
Form 10-Q for the period ended March 31, 2010 Filed May 14, 2010
Form 10-Q for the period ended December 31, 2009 Filed February 12, 2010
Form 10-Q for the period ended September 30, 2009
Filed November 16, 2009
File No. 0-51336

Dear Mr. Cao:

We have reviewed your response letter dated August 3, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 15. Exhibits and Financial Statement Schedules

General

1. We note your response to comment two from our letter dated July 25, 2011. We did not have any concerns regarding the proposed presentation of your parent only balance sheets and

statements of income (loss) as presented in your July 7, 2011 response letter. Therefore, we do not understand the nature of the changes to these proposed statements as presented in your August 3, 2011 response letter. Comment two from our letter dated July 25, 2011 pertained solely to the presentation of your parent only cash flow statement. It appears that the majority of the net income attributable to the parent company for the years ended June 30, 2011 and 2010 is due to equity in income of subsidiaries. You have previously told us in prior response letters that cash flows generated by Dalian Befut are maintained in the custody of Dalian Befut as working capital instead of in the custody of BEFUT International Co., Ltd. Therefore, we would expect that all equity in income of subsidiaries earned by the parent would be included in the "net income" starting point of your parent only cash flow statements. We would then expect that any non-cash portion of equity in income of subsidiaries earned by the parent would be shown as a separate adjustment to reconcile net income to net cash provided by provided by operating activities. We would also expect that any actual cash investments made in your contractual consolidated subsidiaries or cash dividends received from contractual consolidated subsidiaries would be reflected in the investing activities section of your parent only cash flow statements. Please advise or show us how you will revise your parent only cash flow statements accordingly. Furthermore, to the extent that you believe the proposed presentation of your parent only balance sheets and statements of income (loss) as presented in July 7, 2011 response is accurate, please confirm to us that you plan to use that presentation in your amended filing. If you believe that the proposed presentation of your parent only balance sheets and statements of income (loss) as presented in your August 3, 2011 response is accurate, please more fully explain each of the reasons for the changes in your presentation and what these changes are intended to represent.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail
Michael Peng, Esq., Pryor Cashman LLP